October 29, 2012	43432.00328

VIA EDGAR AND BY COURIER

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Trust, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 15, 2012

File No. 001-14788

Dear Mr. McTiernan:

On behalf of our client, Capital Trust, Inc. (“Capital Trust”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to Capital Trust’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2012 (the “Initial Filing”).

This Amendment is being filed in response to comments with respect to the Initial Filing received from staff of the Division of Corporation Finance of the Commission (the “Staff”) by letter dated October 25, 2012 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Capital Trust’s responses correspond to the page numbers of the Amendment.

General

1.	Please separately present the proposal to approve the new management agreement. Refer to Item 14a-4(a)(3).

Capital Trust has revised the disclosure in the “Dear Stockholder” letter, in the Notice of Special Meeting, on pages 2, 8, 9, 24, 28, 30, 82, 87, 88 and in the proxy card in response to the Staff’s comment.

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com

October 29, 2012

We may compete with existing…, page 15

2.	Please include more detailed disclosure regarding the number and size of entities affiliated with the New CT Manager that have a similar investment strategy as the company and will therefore compete with the company.

Capital Trust has revised the disclosure on page 16 in response to the Staff’s comment.

New Management Agreement, page 63

3.	Please revise to disclose the persons that will serve as executive officers of the company assuming approval of the new management agreement. To the extent these persons are not currently executive officers of the company, please include information regarding such persons consistent with Item 401 of Regulation S-K. In addition, please disclose the executive officers of the New CT Manager and identify the persons that will be making investment decisions on behalf of the company. Please provide a summary of this disclosure in the Q&A and/or summary section.

Capital Trust has revised the disclosure on pages 3, 5, 9, 12, 42 and 63 in response to the Staff’s comment.

4.	In order to assist shareholders in evaluating the difference between the current internalized cost structure and the cost structure in the event the management agreement is approved, please disclose the total amount of fees, including base and incentive fees that would have been paid in 2011 and in 2012 year to date assuming the new management agreement was in effect. Please clarify in this discussion that these amounts do not include amounts that would have been paid pursuant to the reimbursement provisions of the agreement. Please provide a summary or cross-reference to this disclosure in the Q&A and/or summary section.

Capital Trust has revised the disclosure on pages 3, 69 and 70 in response to the Staff’s comment.

*        *        *

We have enclosed herewith the acknowledgement of Capital Trust requested in your letter of October 25, 2012.

October 29, 2012

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-7906 or Keith D. Pisani at (212) 318-6053.

Sincerely,

/s/ Michael L. Zuppone

Michael L. Zuppone

of PAUL HASTINGS LLP

Enclosures

cc:	Kristina Aberg

U.S. Securities and Exchange Commission